WACKENHUT CORRECTIONS CORPORATION

Filing Type:
4
Description:
Statement of Changes of Beneficial
Ownership
Filing Date:
September 4, 2001
Period End:
August 14, 2001

Primary Exchange:
New York Stock Exchange
Ticker:
WHC

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Glanton, Richard H.
   c/o Wackenhut Corrections Corporation
   4200 Wackenhut Drive #100
   Palm Beach Gardens, FL  33410
   USA
2. Issuer Name and Ticker or Trading Symbol
   Wackenhut Corrections Corporation
   WHC
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   August, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1. Title of Security       |2.    |3.    |4.Securities Acquired (A)
|5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |
Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |
Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |
Owned
at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |
End
of Month     |ect(I)|                           |
_____________________________________________________________________________
Common Stock               |8/14/01|M   | |500               |A  |$7.875
|0
|      |                          |
--------------------------------------------------------------------------------
-----------------------------------------------|
Common Stock               |8/14/01|S   | |500               |D  |$13.5500
|0
|      |                          |
--------------------------------------------------------------------------------
-----------------------------------------------|
Common Stock               |8/14/01|M   | |1,500             |A  |$7.875
|0
|      |                          |
--------------------------------------------------------------------------------
-----------------------------------------------|
Common Stock               |8/14/01|S   | |1,500             |D  |$13.4500
|0
|      |                          |
_____________________________________________________________________________
______________________________________________________|

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned

1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title
and
Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of
Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |
Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|
|Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |
|rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|
|       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|
Title
and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of
Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |
|       |Month       |(I)|            |
_______________________________________________________________________________

Phantom Common Stock U|7.5054  | (2) |    | |           |   |     |     |Common
Stock|       |       |4,615.46    |D  |            |
nits (1)              |        |     |    | |           |   |     |     |
|       |       |            |   |            |
-------------------------------------------------------------------------------
-----------------------------------------------|
Director Stock Option |26.125  |     |    | |           |   |4/23/|4/22/|Common
Stock|       |       |2,000       |D  |            |
(Right to Buy)        |        |     |    | |           |   |98   |08   |
|       |       |            |   |            |
--------------------------------------------------------------------------------
-----------------------------------------------|
Director Stock Option| 18.3750|     |    | |           |   | 5/6/| 5/5/| Common
Stock|      |       |2,000       |D  |            |
(Right to Buy)       |        |     |    | |           |   |99   |09   |
|       |       |            |   |            |
--------------------------------------------------------------------------------
-----------------------------------------------|
Director Stock Option| 7.8750 |8/14/01|M   | |500        |D  |5/4/0|5/3/1|Common
Stock|      |       |0           |   |            |
(Right to Buy)       |        |     |    | |           |     |0    |0    |
|       |       |            |   |            |
--------------------------------------------------------------------------------
-----------------------------------------------|
Director Stock Option| 7.8750 |8/14/01|M   | |1,500      |D  |5/4/0|5/3/1|Common
Stock|      |       |0           |   |            |
(Right to Buy)       |        |     |    | |           |     |0    |0    |
|       |       |            |   |            |
--------------------------------------------------------------------------------
-----------------------------------------------|
Director Stock Option| 11.95  |     |    | |             |   |5/3/0|5/3/1|Common
Stock|      |       |2,000       |D  |            |
(Right to Buy)       |        |     |    | |             |   |1    |1    |
|       |       |            |   |            |
_______________________________________________________________________________
_______________________________________________|

Explanation of Responses:
NOTES:
(1) Adjustments for stock splits or dividends made at time of payment.
(2) Represents the weighted average price for 5/3/00 grant of 1,070.86 units at $7.9375, 5/4/00 grant of 317.46 units at $7.8750 and 5/16/00 grant of 210.53 units at $7.1250.

As of August 31, 2001, Richard H. Glanton holds 6,000 stock options exercisable at various prices.

SIGNATURE OF REPORTING PERSON
/s/ Richard H. Glanton BY Kenneth J. Mendell
DATE
September 4, 2001